EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

	(in thousands, except for per share data)
	Nine Months Ended September 27

	2003	2002

Income from continuing operations	$240	$3,442
Discontinued operations	312	530

Net income	$552	$3,972

Basic earnings per share weighted average shares	7,768	8,080
Net effect of dilutive stock options	56	193

Diluted earnings per share weighted average shares	7,824	8,273

Basic earnings per share:
Continuing operations	$.03	$.43
Discontinued operations	.04	.06

Net income	$.07	$.49

Diluted earnings per share:
Continuing operations	$.03	$.42
Discontinued operations	.04	.06

Net income	$.07	$.48